Exhibit 99.1

NEWS RELEASE	Stock Symbols: PGF - TSX
PGH - NYSE

PENGROWTH ANNOUNCES STRONG FIRST QUARTER FUNDS FLOW,
DECLARATION OF COMMERCIALITY AND RECORD PRODUCTION AT ITS
LINDBERGH THERMAL PROJECT

(Calgary, May 7, 2015) - Pengrowth Energy Corporation is pleased to announce its financial and operating results for the three months ended March 31, 2015.

Derek Evans, President and Chief Executive Officer of Pengrowth said, “We had an exceptional first quarter with Lindbergh production ramping up as per expectations to over 10,000 bbl per day at present and robust first quarter funds flow that was essentially flat to the fourth quarter of 2014, despite commodity prices declining by an average of 30 percent. Our significant commodity hedge book continues to provide us with cash flow certainty, not only in the first quarter, but also as we move forward through 2015 and into 2016. In the quarter, we continued to strengthen and stabilize our balance sheet through the realization of foreign exchange hedging gains, the renewal and extension of our revolving credit facility to 2019, and the pending sale of $24 million of non-core assets. We are working diligently to execute and deliver on our 2015 goals.”

Financial and Operating Highlights:

•
Lindbergh production continued to ramp-up averaging approximately 10,500 barrels (bbl) per day for the five day period ending May 6, 2015. This includes production volumes from the former two well pair pilot project of approximately 1,500 bbl per day.

•
Generated strong first quarter funds flow from operations of $113.0 million ($0.21 per share), down only two percent from the fourth quarter 2014, despite commodity prices declining by an average of 30 percent.

•	First quarter operating netback of $25.37 per barrel of oil equivalent (boe) increased six percent compared to $24.04 per boe in the fourth quarter of 2014.

•	Achieved first quarter average production of 69,334 boe per day. This excludes Lindbergh commercial production as commerciality had not been declared until April 1, 2015.

•
Realized commodity risk management gains of $85.7 million during the quarter.  As at March 31, 2015, the value of Pengrowth’s unrealized foreign exchange, power and commodity price hedges were $357.5 million.

•
Monetized $84.1 million of foreign currency hedges related to debt principal due in 2017 and beyond and applied the proceeds to reducing total indebtedness and reset US$400 million of foreign exchange hedges.

•	Completed the renewal and extension of Pengrowth’s unsecured, revolving $1.0 billion credit facility to 2019.

“Despite the uncertainty and volatility in commodity prices, we delivered a strong quarter highlighted by robust funds flow. We are poised to execute and deliver solid results for the remainder of 2015 through our commodity hedging program, which continues to provide us with cash flow certainty and stability, coupled with the ongoing ramp-up at our Lindbergh project,” said Evans.

Summary of Financial & Operating Results

	Three months ended
(monetary amounts in millions except per boe and per share amounts)	Mar 31, 2015	Dec 31, 2014	% Change	Mar 31, 2014	% Change (2)
PRODUCTION
Average daily production (boe/d)	69,334	71,802	(3)	75,102	(8)
FINANCIAL
Funds flow from operations (1)(2)	$113.0	$115.8	(2)	$139.5	(19)
Funds flow from operations per share (1)(2)	$0.21	$0.22	(5)	$0.27	(22)
Oil and gas sales	$199.9	$291.5	(31)	$429.2	(53)
Oil and gas sales per boe	$32.03	$44.13	(27)	$63.50	(50)
Realized commodity risk management gains (losses)	$85.7	$21.7	295	$(42.3)	(303)
Realized commodity risk management gains (losses) per boe	$13.74	$3.29	318	$(6.26)	(319)
Operating expenses	$92.9	$94.5	(2)	$104.0	(11)
Operating expenses per boe	$14.89	$14.31	4	$15.39	(3)
Royalty expenses	$24.8	$51.2	(52)	$73.7	(66)
Royalty expenses per boe	$3.97	$7.75	(49)	$10.90	(64)
Royalty expenses as a percent of sales	12.4%	17.6%		17.2%
Operating netback per boe (1)	$25.37	$24.04	6	$29.71	(15)
Cash G&A expenses (1)	$24.9	$21.2	17	$23.1	8
Cash G&A expenses per boe (1)	$3.99	$3.21	24	$3.42	17
Capital expenditures	$98.4	$258.8	(62)	$233.7	(58)
Capital expenditures per share	$0.18	$0.49	(63)	$0.45	(60)
Net cash acquisitions (dispositions)	$(0.5)	$(19.8)	(97)	$2.6	(119)
Net cash acquisitions (dispositions) per share	$—	$(0.04)	(100)	$—	—
Dividends paid	$53.4	$63.8	(16)	$62.7	(15)
Dividends paid per share	$0.10	$0.12	(17)	$0.12	(17)
Number of shares outstanding at period end (000's)	537,977	533,438	1	526,153	2
Weighted average number of shares outstanding (000's)	535,203	531,654	1	523,400	2
STATEMENT OF INCOME (LOSS)
Adjusted net income (loss) (1)(3)	$64.8	$(854.8)	(108)	$(2.8)
Net income (loss)	$(160.5)	$(506.0)	(68)	$(116.2)	38
Net income (loss) per share	$(0.30)	$(0.95)	(68)	$(0.22)	36
CASH AND CASH EQUIVALENTS	$—	$—	—	$314.9	(100)
DEBT (4)
Senior debt	$1,898.6	$1,732.7	10	$1,467.9	29
Convertible debentures	$137.1	$137.2	—	$235.8	(42)
Total debt before working capital	$2,035.7	$1,869.9	9	$1,703.7	19
Total debt including working capital	$1,943.5	$1,836.5	6	$1,757.3	11
CONTRIBUTION BASED ON OPERATING NETBACKS (1)
Light oil	57%	50%		49%
Heavy oil	14%	17%		15%
Natural gas liquids	3%	11%		11%
Natural gas	26%	22%		25%
(1)	See disclosures at end of release for definitions of additional GAAP, Non-GAAP Measures and Operational Measures.
(2)	Funds flow from operations excludes $84.1 million related to the monetization of a portion of Pengrowth’s foreign exchange swap contracts.
(3)	Percentage changes in excess of 500 are excluded.
(4)	Debt includes the current and long term portions.

2015 Full-year average production

Pengrowth is updating its 2015 full-year guidance to account for the timing of Lindbergh commerciality, the shut-in of certain production and expected disposition volumes. The original full-year guidance reflected commerciality at the initial phase of Lindbergh as of January 1, 2015. With commercial declaration being made on April 1, 2015, certain guidance items are being revised.

Production volumes from the Lindbergh commercial project are excluded from the first quarter results as commerciality was not declared until April 1, 2015. In the second quarter and beyond, all Lindbergh production, and related revenue and expenses from the project will be included in the Company’s financial and operating results, which up to April 1, 2015, had been capitalized. In addition to, and given the current weakness in oil and natural gas prices, Pengrowth has shut-in approximately 950 boe per day of production from certain fields that have been deemed uneconomic in the current commodity price environment. Subsequent to quarter end, Pengrowth signed purchase and sale agreements for minor non-core gas property dispositions producing approximately 1,000 boe per day. The shut-in and disposition volumes are not expected to have a material impact on 2015 funds flow from operations, but contribute to a reduction in Pengrowth’s full-year 2015 production forecast.

Given these events and with Lindbergh commercial production excluded from the first quarter results, Pengrowth now expects full-year average daily production to be within a range of 70,000 to 72,000 boe per day, down from the previous guidance of 73,000 to 75,000 boe per day.

Revised 2015 Full-year Guidance:

	Average Volume	2015 Operating Expenses		Capital Expenditures
	boe per day	$ millions	$ per boe	$ millions
Mid-point of original full-year 2015 guidance	74,000	432	16.00	200
Impact of Lindbergh initial steam circulation and commercial declaration timing on April 1	(800)	(13)		10	*
Restated original full-year 2015 guidance	73,200	419	15.69	210
Disposition of non-core properties	(1,000)
Shut-in uneconomic production	(950)
Miscellaneous (3rd party restrictions)	(250)
Incremental Lindbergh phase II engineering and pipeline specification changes				20
Mid-point of revised full-year 2015 guidance	71,000	415	16.00	230

*Capitalized expenses, net of revenue

A full summary of Pengrowth’s 2015 revised forecast guidance is provided below:

2015 Revised Guidance Summary:

	Current Guidance (May 7, 2015)	Original Guidance (January 21, 2015)
Average daily production volume (boe per day)	70,000 to 72,000	73,000 to 75,000
Total capital expenditures ($ millions)	220 to 240	190 to 210
Royalties1 (% of sales)	11 to 14	12 to 15
Net operating costs ($ per boe)2	15.50 to 16.50	15.50 to 16.50
Cash G&A expense ($ per boe)2	3.50 to 3.60	3.20 to 3.30
1.	Royalties are before impacts of commodity risk management activities
2.	Per boe estimates based on high and low ends of production guidance

Full-year 2015 capital expenditures are expected to be between $220 and $240 million to reflect the impact of all expenses net of revenue from the initial commercial phase of Lindbergh being capitalized during the first three months of 2015, an anticipated further investment on the Husky sales pipeline and incremental spending on engineering and development for the subsequent development phase of Lindbergh.

Pengrowth is also revising royalty rate guidance down slightly as the impact of lower commodity pricing on royalties is expected to continue through the remainder of 2015. Full-year operating costs per boe are expected to be within original guidance due to lower first quarter operating expenses. Cash General and Administrative (G&A) expenses are expected to be $3.50 to $3.60 per boe reflecting the impact of the revised production guidance.

For full-year 2015, Pengrowth does not expect a material change to funds flow resulting from the revised production guidance. The shut-in and disposition production volumes were low netback volumes and their absence from corporate figures is expected to result in cost savings and higher overall netbacks. Despite the revised production guidance, Pengrowth expects funds flow from operations to exceed its 2015 capital program and dividends. Anticipated excess funds flow from operations is expected to be applied to debt repayment in 2015.

Production

First quarter 2015 average daily production of 69,334 boe per day, decreased three percent compared to fourth quarter 2014 average daily production of 71,802 boe per day. The decrease is mainly due to reduced capital activity in the first quarter of 2015 and shut-in of uneconomic production volumes, partly offset by the continued strength in production performance from the two Groundbirch wells completed in the fourth quarter of 2014. These two wells continue to produce at over 5.5 MMcf per day each.

Adding back the Lindbergh pre-commerciality volumes and shut-in uneconomic production volumes, Pengrowth’s first quarter production would have been approximately 71,400 boe per day and represents only a nominal variance from fourth quarter 2014 average daily production of 71,802 boe per day.

Funds Flow from Operations

The Company continues to benefit from its extensive commodity hedging program, which is providing a measure of certainty and stability to cash flows in the current low commodity price environment. Funds flow from operations of $113.0 million ($0.21 per share) in the first quarter of 2015 represented a decrease of two percent compared to the fourth quarter 2014 funds flow of $115.8 million ($0.22 per share). Funds flow remained relatively robust, supported by higher netbacks and realized commodity risk management gains of $85.7 million, but excluding realized gains from Pengrowth’s foreign currency hedges. Despite substantially lower oil and gas prices in the quarter, and including commodity hedging gains, Pengrowth’s operating netback of $25.37 per boe, increased six percent compared to the fourth quarter 2014 netback of $24.04 per boe.

Capital Expenditures

Pengrowth has taken a conservative stance for its development plans in 2015 and has constrained its capital budget. The Company had originally budgeted $200 million of capital in 2015 of which, nearly 50 percent was spent in the first quarter.  This is expected to increase to $220 to $240 million for the full year. The Company completed residual drilling from 2014 and curtailed its conventional winter drilling program early in January. Pengrowth has elected to defer any future capital expenditures on development activities on its conventional assets until a sustained recovery in commodity prices, coupled with reduced costs structures, is evident. With the strong initial production results from the first commercial phase of Lindbergh, Pengrowth is increasing Lindbergh capital by $20 million for increased costs and project specification changes associated with the Husky sales line and incremental capital to finalize engineering design work on the next development phase of Lindbergh.

Lindbergh

Lindbergh, Pengrowth’s 100 percent owned and operated thermal project, is located in the Cold Lake area of eastern Alberta. The project offers Pengrowth the potential to ultimately develop annual bitumen production of 40,000 to 50,000 bbl per day, starting with the initial 12,500 bbl per day commercial phase coming on-stream in 2015. Lindbergh’s robust economics make it a strong, viable project even in the current low commodity price environment, with positive netbacks at prices as low as US $30 WTI.

In the first quarter, $49.2 million of capital was spent at Lindbergh, which included $9.2 million of expenses net of revenue relating to pre-commercial operations at the initial phase of Lindbergh. The remaining $40 million was invested on the sales pipeline connection to Husky, completion of initial phase construction activities and central processing facility optimization.

Progress continues on the Lindbergh commercial project, where steaming operations have been ongoing since mid-December 2014. Installation of the downhole electric submersible pumps in each of the 20 producing wells commenced on March 9, 2015, with 14 pumps installed to date. It is anticipated that the pump installation process will continue through May, allowing for all of the 20 well pairs to be converted to full SAGD (steam assisted gravity drainage) at that time. Production rates from the first commercial phase of Lindbergh continue to increase as wells transition from steam circulation to full SAGD. Average production rates at Lindbergh for the five day period ending May 6, 2015 were approximately 10,500 bbl per day including 1,500 bbl per day from the former pilot facility. As pumps are installed, Pengrowth anticipates a continued ramp-up of production from the project through the rest of 2015, with rates expected to reach 16,000 bbl per day by the end of the year.

Pengrowth will start including commercial volumes from Lindbergh as part of its reported financial and operational results as of April 1, 2015. Included in these volumes will be the pilot volumes, as the pilot facility became part of the main commercial project in early April and will no longer be reported separately.

Conventional Oil and Gas

Pengrowth’s significant conventional oil and gas portfolio includes a large, contiguous land base in the Greater Olds/Garrington area, encompassing over 500 gross (250 net) sections of land, with opportunities in the Cardium, Viking and Mannville sands as well as in the Mississippian carbonate section. The existing, extensive gathering and processing infrastructure provides an efficient platform for continued development in this area. Pengrowth also controls large light oil accumulations in the Swan Hills area of northern Alberta with low production decline rates and strong cash flow.

Development capital of $37.8 million was spent in the first quarter on the drilling of seven (4.6 net) wells in the greater Olds/Garrington area targeting the Cardium, Elkton, and Ellerslie formations. Two (2.0 net) wells were drilled in Jenner targeting the Glauconite formation and one (0.25 net) well drilled in Sawn Lake targeting the Slave Point formation. Also during the first quarter nine (7.1 net) wells were completed and brought on production. Initial production rates indicate that all wells are meeting or exceeding expectations.

Operating Expenses

First quarter 2015 operating expenses of $92.9 million ($14.89 per boe) decreased $1.6 million or two percent compared to fourth quarter 2014 operating expenses of $94.5 million ($14.31 per boe). The decrease in aggregate operating costs resulted primarily from the decrease in activity during the first quarter of 2015 and the shut-in of uneconomic production. First quarter 2015 unit operating expenses increased $0.58 per boe as a result of lower production volumes.

General and Administrative Expenses

First quarter 2015 cash G&A expenses of $24.9 million ($3.99 per boe) were $3.7 million or 17 percent higher compared to fourth quarter 2014 cash G&A expenses of $21.2 million ($3.21 per boe). The increase in cash G&A expense was due to higher personnel and IT costs in addition to the annual cash-settled Phantom Deferred Share Units granted to the directors of the Company.

Adjusted Net Income (Loss)

Pengrowth reported an adjusted net income of $64.8 million in the first quarter of 2015 compared to an adjusted net loss of $854.8 million in the fourth quarter of 2014. This was primarily due to the absence of non-cash impairment charges recorded in the fourth quarter of 2014 combined with the realized foreign exchange gain from monetizing a series of U.S. dollar swap contracts in the first quarter of 2015.

Financial Flexibility

Pengrowth continues to benefit from its extensive commodity risk management program, generating strong funds flow in spite of the current low commodity price environment. Pengrowth realized $85.7 million in commodity risk management gains through the first three months of 2015. The unrealized market value of the remaining commodity hedges in place at March 31, 2015 was $354.3 million.

For the remainder of 2015, Pengrowth has approximately 26,000 bbl per day of expected crude oil production hedged at Cdn $93.87 per bbl and approximately 20,000 bbl per day of 2016 expected crude oil production hedged at Cdn $89.95 per bbl. For natural gas, Pengrowth has approximately 102 million cubic feet (MMcf) per day of 2015 expected natural gas production hedged at Cdn $3.72 per Mcf and approximately 86 MMcf per day of 2016 expected natural gas production hedged at Cdn $3.44 per Mcf.

Details of Pengrowth’s commodity risk management contracts in place as at May 7, 2015 are summarized in the table below:

Summary of Commodity Risk Management Contracts:

	Volume	Average Price ($Cdn)
Crude Oil (bbl per day)
Remainder of 2015	26,000	$93.87/bbl
2016	19,858	$89.95/bbl
Natural Gas (MMcf per day)
Remainder of 2015	102.0	$3.72/Mcf
2016	85.9	$3.44/Mcf
2017	64.5	$3.60/Mcf
2018	59.2	$3.62/Mcf

The Company remains committed to ensuring its financial health and flexibility during these volatile times and will focus on reducing its indebtedness in 2015. During the quarter, Pengrowth monetized the majority of its foreign exchange hedges on its long-term debt and realized approximately $84.1 million of hedging gains. The proceeds from the liquidation were used to repay outstanding debt under its credit facilities. Pengrowth immediately re-entered into a series of new foreign exchange hedges to replace the liquidated hedges. The monetization of currency hedges reduced Pengrowth’s debt position but had no impact on funds flow from operations as the hedges were foreign exchange hedges on Pengrowth’s U.S. denominated long-term notes. Following the $84.1 million repayment, Pengrowth had approximately $236 million drawn on its $1.0 billion credit facility and $1.7 billion of term notes, resulting in approximately $2.0 billion in total debt outstanding. Reported total debt increased by approximately $107 million in the first quarter compared to the fourth quarter, as a result of the increase in the Canadian dollar value of the U.S. senior unsecured notes due to the weakening of the Canadian dollar, partly offset by a larger working capital surplus.

Also during the first quarter, the Company completed the renewal and extension of its unsecured, revolving $1.0 billion credit facility as well as the financial covenants associated with the facility. The credit facility which was scheduled to mature on July 26, 2017, now has a maturity date of March 30, 2019. All other terms and conditions associated with the facility remain the same, with the exception that the financial covenants announced on January 24, 2014 that were scheduled to expire on December 31, 2015, have now been extended for the life of the facility. Under the terms of the amended covenants, senior debt to EBITDA (twelve month trailing) must be at or below 3.5:1, and total debt to EBITDA (twelve month trailing) must be at or below 4.0:1.

Pengrowth continues to focus on opportunities to further reduce its indebtedness, including selling additional non-core minor assets. Currently, the Company has signed purchase and sale agreements for minor property dispositions of approximately $24 million. The property dispositions are not expected to materially affect production or cash flows, but are expected to result in operating and administrative cost savings and have been factored into the Company’s new production forecast. The minor dispositions are expected to close in the second quarter. Proceeds from the dispositions will be directed to further reduce indebtedness.

Conclusion and Outlook

The first quarter was characterized by strong funds flow, continued progress on the first commercial phase of Lindbergh and a commitment and action to strengthen and stabilize the Company’s balance sheet. These are the hallmarks of Pengrowth’s strategic objectives for 2015. For the remainder of the year, production ramp-up at the first commercial phase of Lindbergh is expected to continue as the downhole electric submersible pumps are installed. Pengrowth anticipates production rates from the project to reach 16,000 bbl per day by the end of the year. Coupled with the Company’s strong hedge positions, which are providing cash flow stability and certainty, Pengrowth remains well positioned to execute and deliver on its strategic objectives through 2015.

Conference call

Pengrowth will host a conference call for investors at 6:30 a.m. Mountain Time on Friday, May 8, 2015. To participate, callers may dial in via telephone or participate online in listen only mode via the audio webcast. To ensure timely participation in the teleconference, callers are encouraged to dial in 10 minutes prior to commencement of the call to register.

Dial-in numbers:

Toll free: (800) 355-4959 or Toronto local (416) 340-2216
Live listen only audio webcast: http://www.gowebcasting.com/6480

Annual Meeting

Pengrowth’s 2015 annual meeting of shareholders will be held on June 23, 2015 at 3:00 p.m. Mountain Time at the Metropolitan Conference Centre, located at 333 - Fourth Avenue SW, Calgary, Alberta. Information circulars and proxy forms pertaining to this meeting are expected to be mailed in late May to shareholders of record as of May 14, 2015.

About Pengrowth:

Pengrowth Energy Corporation is a dividend-paying, intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth’s assets include the Cardium light oil, Lindbergh thermal and Swan Hills light oil projects. Pengrowth’s shares trade on both the Toronto Stock Exchange under the symbol “PGF” and on the New York Stock Exchange under the symbol “PGH”.

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

Contact information:

Wassem Khalil
Manager, Investor Relations
Toll free 1-855-336-8814

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com

Advisories:

Currency:
All amounts are stated in Canadian dollars unless otherwise specified.

Caution Regarding Engineering Terms:
When used herein, the term "boe" means barrels of oil equivalent on the basis of one boe being equal to one barrel of oil or NGLs or 6,000 cubic feet of natural gas (6 mcf: 1 bbl). Barrels of oil equivalent may be misleading, particularly if used in isolation. A conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Caution Regarding Forward Looking Information:
In the interest of providing our shareholders and potential investors with information regarding us, including management’s assessment of our future plans and operations, certain statements in this press release are forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of the Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to, statements with respect to cash flow certainty in 2015 and 2016 provided by our significant hedge book; extension of our revolving credit facility to 2019; expected solid results for 2015; updated 2015 guidance; inclusion of all Lindbergh results in future operating and financial results; expected weakness in commodity prices; anticipated completion of non-core gas property dispositions; shut-in and disposed volumes not having a material impact on 2015 funds flow from operations despite their expected contribution to reduction in production; anticipated further investment in the tie-into the Husky sales pipeline; anticipated further investment in engineering and development for the subsequent development phase of Lindbergh; expected excess funds flow from operations after fully funding the 2015 capital program and dividends; expectation that excess funds flow will be applied to reduce debt; expected remaining pump installations at Lindbergh; expected continued increase in Lindbergh production; expected year end production rate from Lindbergh; expected conversion to full SAGD of remaining Lindbergh well pairs; and focus on reducing indebtedness; Statements relating to “reserves” and “resources” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves and resources described exist in the quantities predicted or estimated and can profitably be produced in the future.

Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: changes in general economic, market and business conditions; the volatility of oil and gas prices; fluctuations in production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; geological, technical, drilling and processing problems and other difficulties in producing reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; fluctuations in interest rates; inadequate insurance coverage; compliance with environmental laws and regulations; actions by governmental or regulatory agencies, including changes in tax laws; Pengrowth's ability to access external sources of debt and equity capital; the impact of foreign and domestic government programs and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Further information regarding these factors may be found under the heading "Business Risks" in our most recent management's discussion and analysis and under "Risk Factors" in our Annual Information Form dated February 26, 2015.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws.

The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional and Non-GAAP Measures
In addition to providing measures prepared in accordance with International Financial Reporting Standards (IFRS), Pengrowth presents additional and non-GAAP measures, Adjusted Net Income (Loss), operating netbacks, adjusted payout ratio and Funds Flow from Operations. These measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies.

These measures are provided, in part, to assist readers in determining Pengrowth’s ability to generate cash from operations. Pengrowth believes these measures are useful in assessing operating performance and liquidity of Pengrowth’s ongoing business on an overall basis.

These measures should be considered in addition to, and not as a substitute for, net income (loss), cash provided by operations and other measures of financial performance and liquidity reported in accordance with IFRS. Further information with respect to these additional and non-GAAP measures can be found in Pengrowth’s most recent management’s discussion and analysis.

Note to US Readers
We report our production and reserve quantities in accordance with Canadian practices and specifically in accordance with NI 51-101.  These practices are different from the practices used to report production and to estimate reserves in reports and other materials filed with the SEC by companies in the United States.

Current SEC reporting requirements permit, but do not require United States oil and gas companies, in their filings with the SEC, to disclose probable and possible reserves, in addition to the required disclosure of proved reserves. The SEC does not permit the inclusion of estimates of contingent resources in reports filed with it by United States companies. Under current SEC requirements, net quantities of reserves are required to be disclosed, which requires disclosure on an after royalties basis and does not include reserves relating to the interests of others. Because we are permitted to prepare our reserves information in accordance with Canadian disclosure requirements, we have included contingent resources, disclosed reserves before the deduction of royalties and interests of others and determined and disclosed our reserves and the estimated future net cash therefrom using forecast prices and costs.  See "Presentation of our Reserve Information" in our most recent Annual Information Form or Form 40-F for more information.

We incorporate additional information with respect to production and reserves which is either not generally included or prohibited under rules of the SEC and practices in the United States.  We follow the Canadian practice of reporting gross production and reserve volumes; however, we also follow the United States practice of separately reporting these volumes on a net basis (after the deduction of royalties and similar payments).  We also follow the Canadian practice of using forecast prices and costs when we estimate our reserves.  The SEC permits, but does not require, the disclosure of reserves based on forecast prices and costs.